UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                             AMENDMENT NO. 3
                                    to
                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934


                       KONOVER PROPERTY TRUST, INC.
                (formerly known as FAC Realty Trust, Inc.)
                             (Name of Issuer)

                 Common Stock, par value $0.01 per share
                      (Title of Class of Securities)

                               301953 10 5
                              (CUSIP Number)

                            Marjorie L. Reifenberg
                Lazard Freres Real Estate Investors L.L.C.
                  LF Strategic Realty Investors II L.P.
                  LFSRI II Alternative Partnership L.P.
               LFSRI II-CADIM Alternative Partnership L.P.
                         LFSRI II SPV REIT Corp.
                    Prometheus Southeast Retail L.L.C.
                    Prometheus Southeast Retail Trust
                     30 Rockefeller Plaza, 63rd Floor
                           New York, NY  10020
                              (212) 632-6000

                             with a copy to:

                           Alan M. Klein, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                         New York, New York 10017
                              (212) 455-2000
   (Name, Address and Telephone Number of Person Authorized to Receive
                        Noticesand Communications)

                              June 30, 1999
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                      (Continued on following pages)

                               SCHEDULE 13D


CUSIP No.  301953 10 5                      Page 3 of 27 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres Real Estate Investors L.L.C.
    13-3803708

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                  (b)  X

 3  SEC USE ONLY



 4  SOURCE OF FUNDS*

    AF  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES           None
BENEFICIALLY
   OWNED       8   SHARED VOTING POWER
    BY
   EACH            21,052,631
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH
                   None

               10  SHARED DISPOSITIVE POWER

                   21,052,631

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,052,631

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES***                                                         X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.3%

14  TYPE OF REPORTING PERSON*

    CO  (limited company)

                               SCHEDULE 13D


CUSIP No.  301953 10 5                      Page 5 of 27 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LF Strategic Realty Investors II L.P.
    13-3697806

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                  (b)  X

 3  SEC USE ONLY



 4  SOURCE OF FUNDS*

    AF  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES           None
BENEFICIALLY
   OWNED       8   SHARED VOTING POWER
    BY
   EACH            21,052,631
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH
                   None

               10  SHARED DISPOSITIVE POWER

                   21,052,631

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,052,631

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES***                                                         X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.3%

14  TYPE OF REPORTING PERSON*

    PN  (limited partnership)

                               SCHEDULE 13D


CUSIP No.  301953 10 5                      Page 7 of 27 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Alternative Partnership L.P.
    13-3996575

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                  (b) X

 3  SEC USE ONLY



 4  SOURCE OF FUNDS*

    AF  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES           None
BENEFICIALLY
   OWNED       8   SHARED VOTING POWER
    BY
   EACH            21,052,631
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH
                   None

               10  SHARED DISPOSITIVE POWER

                   21,052,631

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,052,631

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES***                                                         X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.3%

14  TYPE OF REPORTING PERSON*

    PN  (limited partnership)

                               SCHEDULE 13D


CUSIP No.  301953 10 5                      Page 9 of 27  Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II-CADIM Alternative Partnership L.P.
    13-3992502

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                  (b) X

 3  SEC USE ONLY



 4  SOURCE OF FUNDS*

    AF  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES           None
BENEFICIALLY
   OWNED       8   SHARED VOTING POWER
    BY
   EACH            21,052,631
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH
                   None

               10  SHARED DISPOSITIVE POWER

                   21,052,631

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,052,631

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES***
                                                                        X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.3%

14  TYPE OF REPORTING PERSON*

    PN  (limited partnership)

                               SCHEDULE 13D


CUSIP No.  301953 10 5                      Page 11 of 27 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II SPV REIT Corp.
    13-4066490

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                  (b) X

 3  SEC USE ONLY



 4  SOURCE OF FUNDS*

    AF  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES           None
BENEFICIALLY
   OWNED       8   SHARED VOTING POWER
    BY
   EACH            21,052,631
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH
                   None

               10  SHARED DISPOSITIVE POWER

                   21,052,631

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,052,631

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES***                                                         X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.3%

14  TYPE OF REPORTING PERSON*

    CO

                               SCHEDULE 13D


CUSIP No.  301953 10 5                      Page 13 of 27  Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Prometheus Southeast Retail L.L.C.
    13-3994010

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                  (b) X

 3  SEC USE ONLY



 4  SOURCE OF FUNDS*

    AF  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES           None
BENEFICIALLY
   OWNED       8   SHARED VOTING POWER
    BY
   EACH            21,052,631
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH
                   None

               10  SHARED DISPOSITIVE POWER

                   21,052,631

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,052,631

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES***                                                         X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.3%

14  TYPE OF REPORTING PERSON*

    CO  (limited liability company)

                               SCHEDULE 13D


CUSIP No.  301953 10 5                      Page 15 of 27 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Prometheus Southeast Retail Trust
    13-4034461

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                  (b) X

 3  SEC USE ONLY



 4  SOURCE OF FUNDS*

    AF  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES           None
BENEFICIALLY
   OWNED       8   SHARED VOTING POWER
    BY
   EACH            21,052,631
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH
                   None

               10  SHARED DISPOSITIVE POWER

                   21,052,631

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,052,631

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES***                                                         X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.3%

14  TYPE OF REPORTING PERSON*

    CO  (real estate investment trust company)

          This Amendment No. 3, dated July 21, 1999, of the Reporting Persons (as defined below), hereby amends and supplements the Schedule 13D of Prometheus Southeast Retail L.L.C. ("Prometheus") and LF Strategic Realty Investors II L.P. ("LFSRI II"), dated March 6, 1998 (the "Initial Statement"), as amended by Amendment No. 1 of the Reporting Persons, dated August 17, 1998 (the "Amendment No. 1") as further amended by Amendment No. 2 of the Reporting Persons, dated October 8, 1998 (the "Amendment No. 2"). All items not described herein remain as previously reported in the Initial Statement, Amendment No. 1 and Amendment No. 2.

Item 1.   Security and Issuer

          This statement relates to common stock, par value $0.01 per share (the"Common Stock"), of Konover Property Trust, Inc., formerly known as FAC Realty Trust, Inc. (the "Company" or the "Issuer"). The Issuer's principal executive offices remain as stated in the Initial Statement.

Item 2.   Identity and Background

          (a) This statement is filed by Prometheus, LFSRI II,
Prometheus Southeast Retail Trust ("Trust"), LFSRI II SPV REIT Corp. ("SPV"), LFSRI II Alternative Partnership L.P. ("Alternative") and LFSRI II-CADIM Alternative Partnership L.P. ("CADIM") (together, the"Reporting Persons").

          (b), (c) The name, business address and principal occupation or employment of the executive officers of the Reporting Persons are set forth on Schedule 1 hereto and incorporated by reference herein.

          (d) No person listed on Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) During the last five years, no person listed on Schedule 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to augment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) Each person listed on Schedule 1 is a citizen of the United States except for Douglas N. Wells who is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source of the funds for the acquisition of the Common Stock was capital contributions made by the partners of LFSRI II, Alternative and CADIM.

Item 4.   Purpose of Transaction.

          The beneficial ownership of the shares of Common Stock that are the subject of this Statement were acquired pursuant to the Stock Purchase Agreement, dated as of February 24, 1998, which was amended and restated in its entirety in the Amended and Restated Stock Purchase Agreement, dated as of March 23, 1998 ("Stock Purchase Agreement"), by and between the Company and Prometheus. Trust acquired rights under the Stock Purchase Agreement pursuant to the Transfer Agreement dated as of July 31, 1998 (the "Transfer Agreement"), by and between Prometheus and Trust.

          All references to the Stock Purchase Agreement and the Transfer Agreement are qualified in their entirety by the full texts of such agreements, copies of which are attached to Amendment No. 1 as Exhibits and are incorporated herein by reference.

          Trust may contemplate from time to time the disposition of all or a portion of the Common Stock subject to this Statement. In addition, see Item 6 for details of certain relationships regarding the Reporting Persons in connection with their beneficial ownership of the Common Stock.

Item 5.   Interest in Securities of the Issuer.

          (c) Trust holds direct beneficial ownership of an aggregate of 21,052,631 shares of Common Stock. As the sole common shareholder of Trust, Prometheus possesses indirect beneficial ownership of such Common Stock. As the sole member of Prometheus, SPV possesses indirect beneficial ownership of such Common Stock. Pursuant to their respective interests in SPV, each of LFSRI II, Alternative and CADIM also possess indirect beneficial ownership of such Common Stock. Lazard Freres Real Estate Investors L.L.C. is the general partner of each of LFSRI II, Alternative and CADIM. No Reporting Person has acquired or disposed of any shares of Common Stock during the past sixty days.

          (d) See Item 6 for a description of other persons who have the right to receive dividends from the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          In contemplation of certain borrowings, SPV was created on June 29, 1999 as the sole member of Prometheus and the common shares of SPV are owned 86.1% by LFSRI II, 10.4% by Alternative and 3.5% by CADIM.


          Pursuant to the Loan Agreement dated as of June 30, 1999 by and between SPV and Capital Trust, Inc. (the "Loan Agreement") and related documents, SPV borrowed $52.5 million from Capital Trust, Inc. for general uses by certain Reporting Persons. Pursuant to the Loan Agreement and related security documents, SPV pledged 100% of its membership interest in Prometheus and Prometheus pledged 100% of its shares in Trust to Capital Trust, Inc. to secure the borrowings. In addition, Trust, Capital Trust, Inc. and LaSalle Bank National Association ("LaSalle") entered into a custodial agreement whereby the shares of Common Stock were placed in a custodial account with LaSalle under which Trust maintains all voting rights and powers related to the Common Stock subject to the Loan Agreement and related documents. Under the Pledge and Security Agreement dated as of June 30, 1999 by and among Capital Trust, Inc., Prometheus and Trust, Trust is restricted from transferring the Common Stock without the approval of Capital Trust, Inc. Under the Loan Agreement, SPV is prohibited from allowing to occur any transfer of the Common Stock without the approval of Capital Trust, Inc. However, the Loan Agreement allows a direct or indirect transfer of the Common Stock upon prepayment of the loan.

          Pursuant to the Loan Agreement and related documents, the dividends paid on the Common Stock are deposited into a deposit account with The Chase Manhattan Bank, N.A. for the benefit of Midland Loan Services, Inc. as agent for Capital Trust, Inc.

Item 7.   Material to Be Filed as Exhibits.

     99.1 Loan Agreement dated as of June 30, 1999 by and between SPV and Capital Trust, Inc.

     99.2 Custodial Agreement dated as of June 30, 1999 among Capital Trust, Inc., Trust and LaSalle.

     99.3 Pledge and Security Agreement dated as of June 30, 1999 by and among Capital Trust, Inc., Prometheus and Trust

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             LAZARD FRERES REAL ESTATE
                                               INVESTORS L.L.C.


                                             By:   /s/ John A. Moore
                                                ------------------------------
                                                Name:  John A. Moore
                                                Title: Chief Financial Officer

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          LF STRATEGIC REALTY INVESTORS II L.P.


                                          By: Lazard Freres Real Estate
                                                Investors L.L.C., as general
                                                  partner


                                          By: /s/ John A. Moore
                                             ----------------------------------
                                             Name:  John A. Moore
                                             Title: Chief Financial Officer

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          LFSRI II ALTERNATIVE PARTNERSHIP L.P.


                                          By: Lazard Freres Real Estate
                                                Investors L.L.C., as general
                                                  partner


                                          By: /s/ John A. Moore
                                             ----------------------------------
                                             Name:  John A. Moore
                                             Title: Chief Financial Officer

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              LFSRI II-CADIM ALTERNATIVE
                                                PARTNERSHIP L.P.

                                              By: Lazard Freres Real Estate
                                                    Investors L.L.C., as
                                                    general partner


                                              By: /s/ John A. Moore
                                                 ------------------------------
                                                 Name:  John A. Moore
                                                 Title: Chief Financial Officer

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              LFSRI II SPV REIT CORP.


                                              By:/s/ John A. Moore
                                                 -----------------------------
                                                 Name:  John A. Moore
                                                 Title: Chief Financial Officer

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             PROMETHEUS SOUTHEAST RETAIL L.L.C.

                                             By: LFSRI SPV REIT Corp.,
                                                   as managing member



                                             By:/s/ John A. Moore
                                                -------------------------------
                                                Name:  John A. Moore
                                                Title: Chief Financial Officer

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              PROMETHEUS SOUTHEAST RETAIL TRUST



                                              By:/s/ John A. Moore
                                                 ------------------------------
                                                 Name:  John A. Moore
                                                 Title: Chief Financial Officer

                                SCHEDULE I

        The business address for each of the following persons is 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020.

     Executive Officers of Lazard Freres Real Estate Investors L.L.C.


Name of Officer                              Present and Principal
                                                  Occupation

Matthew J. Lustig                           Chief Executive Officer

Mark S. Ticotin                             Chief Operating Officer

Anthony E. Meyer                                   Principal

Klaus P. Kretschmann                               Principal

John A. Moore                                      Principal and
                                            Chief Financial Officer

Douglas T. Healy                                   Principal

Marjorie L. Reifenberg                     Principal, General Counsel
                                                 and Secretary

Douglas N. Wells                                 Vice President

Paul A. Froning                                  Vice President

Ellery W. Roberts                                Vice President

Gregory L. Weinberger                            Vice President

Henry C. Herms                                     Controller

              Executive Officers of LFSRI II SPV REIT Corp.

Name of Officer                                Present and Principal
                                                    Occupation

Matthew J. Lustig                                   President

Mark S. Ticotin                                   Vice President

Anthony E. Meyer                                  Vice President

John A. Moore                                    Vice President and
                                               Chief Financial Officer

Henry C. Herms                                       Treasurer

Marjorie L. Reifenberg                               Secretary



         Executive Officers of Prometheus Southeast Retail Trust

Name of Officer                                Present and Principal
                                                    Occupation

Matthew J. Lustig                                    President

Mark S. Ticotin                                    Vice President

Anthony E. Meyer                                   Vice President

John A. Moore                                     Vice President and
                                                Chief Financial Officer

Henry C. Herms                                       Treasurer

Marjorie L. Reifenberg                               Secretary